SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: March 25, 2008		Title:	General Counsel

Maxcom Holds Annual Shareholder Meeting to Approve Audited
Financial Statements and Stock Buy-Back Plan
Mexico City, D.F., March 24, 2008. — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today held its annual shareholder meeting, in which its shareholders approved, among other, the following items:
•	The 2007 annual report by the Chief Executive Officer and the Board of Directors.

•	The 2007 audited financial statements.

•	The stock buy-back plan for 2008.

•	The appointment of new Directors to the Board.
After PricewaterhouseCoopers finished their auditing process of the 2007 financial statements, the Company adopted new accounting criteria to recognize the cost of stock options related to the consummation of the Company’s initial public offering. As a result, the cost of such options was recognized when it was granted instead of when the option was exercised, as originally stated (see Maxcom’s Initial Public Offering Prospectus dated October 18, 2007, page 92); thereby, booking such cost in the fourth quarter of 2007 rather than beginning second quarter of 2008. This cost represented a non-cash item for the Company in the amount of Ps.24 million. The following table sets forth the audited results when compared to the unaudited results reported on February 11, 2008. A full set of audited financial statements can be found at the end of this report:

	Year ended December 31, 2007

Million Pesos	Unaudited		Audited		Change

Revenues	Ps.	2,346	Ps.	2,346	Ps.	—
EBITDA		670		646		(24)
EBITDA margin		29%		28%
Adjusted EBITDA		682		682		—
Adjusted EBITDA margin		29%		29%
Net income	Ps.	61	Ps.	36	Ps.	(24)

Earnings per share Basic		0.11		0.06
Earnings per share Diluted		0.10		0.06

	Three-month period ended on December 31, 2007

Million Pesos	Unaudited		Audited		Change

Revenue	Ps.	619	Ps.	619	Ps.	—
EBITDA		183		158		(24)
EBITDA margin		30%		26%
Adjusted EBITDA		184		184		—
Adjusted EBITDA margin		30%		30%
Net income	Ps.	86	Ps.	61	Ps.	(24)

Additionally, a stock buy-back plan was approved for up to Ps.36 million. The plan will operate locally, under the Mexican Stock Exchange rules, and other than providing liquidity to the stock from time to time, it may also be used to provide shares for the different stock option plans the Company has in place, partially offsetting the dilution effect of such plans.
Finally, the shareholders nominated and appointed Gabriel Vázquez as director, and Efraín Ruvalcaba and Jorge Vázquez as alternate directors to the board. Therefore, the Company’s new board is comprised as follows:

Directors	Alternate Directors
Adrián Aguirre Gómez (Chairman)	María Guadalupe Aguirre Gómez
Eduardo Vázquez (Vice-chairman)	Jorge Vázquez
Gabriel Vázquez	Efraín Ruvalcaba Pérez
Lauro González Moreno	María Elena Aguirre Gómez
Rodrigo Guerra Botello	(Vacant)
Jacques Gliksberg	Marco Viola
René S. Sagastuy F.	(Vacant)
Marco Provencio Muñoz	(Vacant)
Alfonso González Migoya	(Vacant)

About MAXCOM
MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 1163 1104 investor.relations@MAXCOM.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
CONDENSED CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”)

	December 31, 2006			December 31, 2007
	Pesos		US Dollars	Pesos		US Dollars

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	739,291	$68,036	Ps	2,538,398	$233,605
Restricted Cash		23,462	2,159		1,137	105

		762,753	70,195		2,539,535	233,710

Accounts receivable:
Customers, net of allowance		333,948	30,733		517,254	47,602
Value added tax refundable		110,823	10,199		198,583	18,275
Other sundry debtors		40,739	3,749		54,676	5,031

		485,510	44,681		770,513	70,908

Inventory		35,790	3,294		33,249	3,060
Prepaid expenses		65,740	6,050		61,630	5,671

Total current assets		1,349,793	124,220		3,404,927	313,349

Restricted Cash Long Term		—	—		—	—

Frequency rights, Net		88,373	8,132		80,930	7,448
Telephone network systems & Equipment, Net		3,301,437	303,826		4,188,946	385,502
Pre-operating expenses, Net		98,339	9,050		77,902	7,169
Intangible Assets, Net		190,248	17,509		208,802	19,216
Retirement obligations		15,068	1,387		17,650	1,624
Deposits		5,973	550		6,943	639
Other assets		16,929	1,557		36,479	3,359

Total assets	Ps	5,066,160	$466,231	Ps	8,022,579	$738,306

LIABILITIES
CURRENT LIABILITIES:
Accrued expenses and other accounts payable		527,602	48,554		513,595	47,265
Bank Financing		—	—		—	—
Senior notes, net		130,785	12,036		—	—
Notes payables		38,931	3,583		8,087	744
Commercial paper		155,639	14,323		—	—
Customers deposits		2,734	252		2,801	258
Payroll and other taxes payable		27,369	2,519		67,182	6,183

Total current liabilities		883,060	81,267		591,665	54,450

LONG-TERM LIABILITIES:
Senior notes, net		1,701,353	156,573		2,184,412	201,028
Bank Financing		—	—		—	—
Notes payable		41,851	3,851		4,686	431
Other accounts payable		27,238	2,507		26,068	2,399
Deferred taxes		88,951	8,186		106,221	9,775
Pensions and Postretirement Obligations		21,756	2,002		26,582	2,446
Other long term liabilities		9,915	912		52,106	4,795
Hedging Valuation		15,121	1,392		—	—

Total liabilities	Ps	2,789,245	$256,690	Ps	2,991,740	$275,324

SHAREHOLDERS’ EQUITY
Capital stock		3,327,482	306,223		5,410,251	497,897
Premium on capital stock		253,096	23,292		888,056	81,726
Accumulated deficit		(1,274,397)	(117,281)		(1,303,664)	(119,974)
Net loss for the period		(29,266)	(2,693)		36,196	3,333

Total shareholders’ equity (deficit)	Ps	2,276,915	$209,541	Ps	5,030,839	$462,982

Total liabilities and equity	Ps	5,066,160	$466,231	Ps	8,022,579	$738,306

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.8662 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
2006 AND 2007 YEAR END
In thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”)

	January 1 to				January 1 to
	December 31, 2006				December 31, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%

REVENUES	Ps	1,741,692	$160,286	100%	Ps	2,345,719	$215,873	100%
Network operating services		546,031	50,250	31%		821,868	75,635	35%
Technical expenses		113,398	10,436	7%		136,452	12,557	6%
Installation expenses		17,549	1,615	1%		18,659	1,717	1%

Cost of Network Operation		676,978	62,301	39%		976,979	89,909	42%

GROSS PROFIT		1,064,714	97,985	61%		1,368,740	125,964	58%

SG&A		607,505	55,908	35%		722,618	66,501	31%

EBITDA		457,209	42,077	26%		646,122	59,463	28%

Depreciation and amortization		300,467	27,652			370,227	34,071

Operating Income (Loss)		156,742	14,425			275,895	25,392

Comprehensive (Income) Cost of Financing:

*Interest expense		(144,032)	(13,255)			(232,912)	(21,435)
**Interest (income) loss, net		16,766	1,543			55,793	5,135
Exchange (income) loss, net		(1,419)	(131)			25,247	2,323
Gain on net monetary position		21,503	1,979			25,231	2,322

		(107,182)	(9,864)			(126,641)	(11,655)

Other (income) expense		(18,776)	(1,728)			(12,819)	(1,180)
Profit sharing		—	—			(3,257)	(300)

INCOME (LOSS) BEFORE TAXES		30,784	2,833			133,178	12,257

Taxes:
Asset Tax		—	—			(39,272)	(3,614)
Income Tax		(414)	(38)			(11,428)	(1,052)
Deferred Tax Provision		(59,636)	(5,488)			(46,282)	(4,259)

Total Provisions		(60,050)	(5,526)			(96,982)	(8,925)

NET INCOME (LOSS)	Ps	(29,266)	$(2,693)		Ps	36,196	$3,332

*Adjusted EBITDA		473,191	43,547			681,964	62,760
% of revenue Adjusted EBITDA		27%	27%			29%	29%
NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8662 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
2006 AND 2007 QUARTERLY PERIODS
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of
U.S. dollars (“$”)

	Three month period ended on				Three month period ended on
	December 31, 2006				December 31, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%

REVENUES	Ps	495,195	$45,573	100%	Ps	618,937	$56,960	100%
Network operating services		169,298	15,580	34%		213,534	19,651	35%
Technical expenses		29,740	2,737	6%		34,083	3,136	6%
Installation expenses		4,774	439	1%		4,825	444	1%

Cost of Network Operation		203,812	18,756	41%		252,442	23,231	41%

GROSS PROFIT		291,383	26,817	59%		366,495	33,729	59%

SG&A		157,319	14,478	32%		208,127	19,153	34%

EBITDA		134,064	12,339	27%		158,368	14,576	26%

Depreciation and amortization		72,712	6,692			67,799	6,239

Operating Income (Loss)		61,352	5,647			90,569	8,337

Comprehensive (Income) Cost of Financing:

*Interest expense		57,333	5,277			58,061	5,344
**Interest (income), net		(4,677)	(430)			(25,834)	(2,378)
Exchange (income) loss, net		(21,576)	(1,985)			(19,696)	(1,812)
Gain on net monetary position		(6,625)	(610)			12,913	1,188

		24,455	2,252			25,444	2,342

Other (income) expense		19,496	1,794			7,570	697

INCOME (LOSS) BEFORE TAXES		17,401	1,601			57,555	5,298

Provisions for:
Asset tax		—	—			18,863	1,736
Income tax & deferred tax		11,742	1,080			(22,560)	(2,077)

Total Provisions		11,742	1,080			(3,697)	(341)

NET INCOME (LOSS)	Ps	5,659	$521		Ps	61,252	$5,639

*Adjusted EBITDA		137,353	12,640			183,942	16,928
% of revenue Adjusted EBITDA		28%	28%			30%	30%
NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.8662 per US$1.00.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”) (1)

	Year ended on December 31, 2006			Year ended on December 31, 2007

Operating Activities:
Net Income (loss) for the year	Ps.	(29,266)	$(2,693)	Ps.	36,196	$3,331

Depreciation & amortization		300,467	27,652		370,227	34,071
Labor obligations upon retirement		4,642	427		5,752	529
Deferred income tax		60,051	5,526		46,282	4,259
Stock option plan		15,982	1,471		37,124	3,416
Other non-cash items		17,671	1,626		—	—

Subtotal		369,547	34,009		495,581	45,606

Net change in:
Account receivables net		(251,021)	(23,101)		(285,004)	(26,228)
Inventory		(19,160)	(1,763)		2,540	234
Prepaid expenses		18,414	1,695		4,109	378
Liabilities and other assets, net		(29,881)	(2,750)		85,932	7,908

Resources provided by operating activities		87,899	8,089		303,158	27,898

Financing Activities:
Senior notes and bank financing		1,087,776	100,106		102,124	9,398
Capital stock increase		364,276	33,524		2,643,369	243,265

Resources provided by financing activities		1,452,052	133,630		2,745,493	252,663

Investing Activities:
Telephone network system and equipment		(1,130,118)	(104,003)		(1,160,359)	(106,786)
Intangible assets		190,425	17,525		(54,472)	(5,013)
Other assets		(1,011)	(93)		—	—
Telereunion Investment		(101,173)	(9,311)		(33,576)	(3,090)

Resources used in investing activities		(1,041,877)	(95,882)		(1,248,407)	(114,889)

Cash and cash equivalents:
Increase in cash and cash equivalents		498,074	45,837		1,800,244	165,674
Cash and cash equivalents at the beginning of the year		241,218	22,199		739,291	68,036

Cash and cash equivalents at the end of the year	Ps.	739,292	$68,036	Ps.	2,539,535	$233,710

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.

(1)	For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8662 per US$1.00.